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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

10029238

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28666

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 AND ENDING December 31, 2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BedRok Securities LLC (formerly known as Hunter Securities Corp.)

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Theodore Fremd Avenue
(No. and Street)

Rye	New York	10580
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard J Caplan 914-740-1501
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name*)

406 Lippincott Drive	Marlton	New Jersey	08053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

SEC Mail Processing Section
MAR 01 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond

unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard J Caplan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BedRok Securities LLC as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

BONNIE J. O'NEILL
Notary Public, State of New York
No. 01ON6196543
Qualified in Westchester County
Commission Expires: October 27, 2012

[signature]
Signature

President
Title

Bonnie J. O'Neill
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BEDROK SECURITIES LLC

TABLE OF CONTENTS

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Member
BedRok Securities LLC

We have audited the accompanying statement of financial condition of BedRok Securities LLC as of December 31, 2009, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing and opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BedRok Securities LLC as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purposes of additional analyses and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman LLP

February 24, 2010

406 LIPPINCOTT DRIVE, SUITE J, MARLTON, NJ 08053 T 856.355.5900 F 856.396.0022 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

DFK INTERNATIONAL

BEDROK SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS	
Cash and cash equivalents	$ 1,743,937
Due from broker	9,313,207
Securities owned, at market value	7,645,569
Deposits with clearing organization	250,000
Property and equipment, net	514,303
Other assets	91,550
	$ 19,558,566
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 9,249,047
Commitments	
Member's equity	10,309,519
	$ 19,558,566

See notes to financial statements.

BEDROK SECURITIES LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

Revenues	
Trading income	$ 72,153,403
Other income	383,712
	72,537,115
Operating expenses	
Employee compensation and benefits	61,835,187
Market data	1,188,460
Clearing costs	244,552
Occupancy cost	341,118
Regulatory and SIPC fees	267,139
Depreciation	41,757
Interest	284,164
Other operating expenses	2,751,098
	66,953,475
Net income	$ 5,583,640

See notes to financial statements.

BEDROK SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2009

	Common Stock		Additional Paid-In	Retained	Member's	
	Shares	Amount	Capital	Earnings	Equity	Total
Balance, January 1, 2009	300	$ 30	$ 1,100,634	$ (7,458)	$ -	$ 1,093,206
Reorganization to LLC	(300)	(30)	(1,100,634)	7,458	1,093,206	-
Capital contributions	-	-	-	-	3,632,673	3,632,673
Distributions	-	-	-	-		-
Net income	-	-	-	-	5,583,640	5,583,640
Balance, December 31, 2009	-	$ -	$ -	$ -	$ 10,309,519	$ 10,309,519

See notes to financial statements.

BEDROK SECURITIES LLC
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities	
Net income	$ 5,583,640
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation	41,757
Changes in assets and liabilities	
Due from broker	(9,409,260)
Securities owned	(6,321,647)
Other assets	171,169
Accounts payable and accrued expenses	7,074,107
Net cash used in operating activities	(2,860,234)
Cash flows from investing activities	
Acquisition of property and equipment	(556,060)
Cash flows from financing activities	
Contributions from member	3,632,673
Proceeds from loans from member	488,107
Net cash provided by financing activities	4,120,780
Net increase in cash and cash equivalents	704,486
Cash and cash equivalents, beginning of year	1,039,451
Cash and cash equivalents, end of year	$ 1,743,937
Supplemental cash flow disclosures	
Interest paid	$ 284,164
Income taxes paid	-

See notes to financial statements.

BEDROK SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

During 2008, CapRok Capital LLC ("CapRok") purchased all of the issued and outstanding shares of Hunter Securities Corp. ("Hunter"), a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

On October 28, 2008, BedRok Securities LLC (the "Company") was formed as a Delaware LLC by CapRok, its sole member. The Company was inactive until April 1, 2009 when CapRok merged Hunter with the Company affecting a reorganization whereby the Company was the surviving entity. As a result of both Hunter and the Company being 100% owned and controlled by CapRok, the merger was treated as a "pooling of interests" in accordance with the applicable accounting guidance, and the Company has included 12 months of operations during 2009 in these financial statements.

As of December 31, 2009, the Company continues to be a broker-dealer registered with the SEC and FINRA.

The Company has an agreement with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all money market accounts.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Fair Value of Assets and Liablities

The carrying amounts reported in the balance sheet for due from broker, accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of these assets and liabilities.

1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Trading Securities
Security positions resulting from proprietary trading are reported at current market and fair values, and gains or losses resulting from marking these positions to the market or fair value are included in profit or loss.

Securities Transactions
Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the mid-market price at the close of business.

Income Taxes
The Company was organized as a limited liability company and therefore in lieu of corporation income taxes, the member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in the financial statements.

Prior to the merger on April 1, 2009, Hunter was taxed as a C Corporation and provided for corporate income taxes based on the current year's taxable income or loss. Hunter has open tax years from 2007 through the short period filed for 2009.

Subsequent Events
These financial statements were approved by management and available for issuance on February 24, 2010. Management has evaluated subsequent events through this date.

2 - SECURITIES OWNED

Securities owned represent positions taken primarily for trading purposes in the ordinary course of business. At December 31, 2009, securities owned include fixed income securities and are valued at quoted market prices (as Level 1 inputs).

The Company defines fair value in accordance with Generally Accepted Accounting Principles whereby valuation techniques are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect the Company's market assumptions.

2 - SECURITIES OWNED (Continued)

The Company's definition of fair value and the inputs are as follows:

Level 1 Inputs - Quoted prices for identical instruments in active markets.

Level 2 Inputs - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs - Inputs with primarily unobservable value drivers.

3 - SECURITIES SOLD, NOT YET PURCHASED

The Company may, from time to time, sell securities it does not own in anticipation of a decline in the market value of those securities. When the Company sells a security short, it must borrow the security sold short. Again, limited to the price at which the Company sells the security short, or a loss, unlimited in amount, will be recognized upon the termination of a short sale. At December 31, 2009, there is no obligation for securities sold, not yet purchased.

4 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2009 is as follows:

Building and improvements	$ 78,998
Computer and office equipment	354,368
Furniture and fixtures	122,694
	556,060
Less - Accumulated depreciation	(41,757)
	$ 514,303

Depreciation expense was $41,757 for the year ended December 31, 2009.

BEDROK SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

5 - CLEARING AGREEMENT

In accordance with the Company's clearing agreement, all of the Company's property held by the Broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the Broker. In addition, the Company has a $250,000 clearing deposit.

6 - COMMITMENTS

The Company and its related party are obligated under various leases for the renting of office space in Rye, NY, Summit, NJ, Boston, MA and Charleston, SC. The monthly rent approximates $42,500 plus escalation costs for real estate taxes and utilities and other costs. The leases have various terms terminating at various times in 2012. Certain leases have renewal options of two or three years.

7 - DEFERRED COMPENSATION PLAN

The Company maintains a retirement plan pursuant to Section 401(k) of the Internal Revenue Code under which all employees meeting eligibility requirements qualify for inclusion. The Company may make voluntary contributions at the discretion of the Managing Member. There were no contributions made to the plan for the year ended December 31, 2009.

During 2009, the Company and CapRok adopted a multi-employer defined benefit plan covering certain management executives. During 2009, approximately $296,000 was contributed to the plan.

8 - REGULATORY NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $8,552,414 which exceeded requirements by $7,935,811. The ratio of aggregated indebtedness to net capital was 1.08 to 1.

9 - FINANCIAL INSTRUMENTS WITH SETTLEMENT RISK AND CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits with banks and brokers. At times, such deposits exceed Federal or other applicable insurance limits. The Company reduces its exposure to credit risk by maintaining banking and brokerage relationships with major financial institutions and monitoring their credit ratings.

Additionally, the Company is exposed to settlement risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2009

BEDROK SECURITIES LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

Computation of net capital	
Total member's equity	$ 10,309,519
Less - Non-allowable assets	
Fixed assets	(514,303)
Other assets	(91,550)
Net capital before haircuts on securities positions	9,703,666
Haircuts and undue concentrations	(1,151,252)
Net capital	$ 8,552,414
Computation of aggregate indebtedness	
Accounts payable and accrued expenses includable in aggregate indebtedness	$ 9,249,047
Aggregate indebtedness	$ 9,249,047
Computation of basic net capital requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 616,603
Minimum dollar requirement	100,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$ 616,603
Excess net capital	$ 7,935,811
Excess net capital at 1000 percent	$ 7,627,509
Ratio: aggregate indebtedness to net capital	1.08 to 1
Reconciliation with Company's computation (included in Part II of Amended Form X-17A-5 as of December 31, 2009)	
Net capital, as reported in Company's Part II Amended (unaudited) Focus Report	$ 8,552,414
Increases (decreases) resulting from December 31, 2009 audit adjustments, net	-
Net capital, as included in this report	$ 8,552,414

BEDROK SECURITIES LLC

SCHEDULE II

STATEMENT REGARDING SEC RULE 15c3-3

AS OF DECEMBER 31, 2009

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
BedRok Securities LLC

In planning and performing our audit of the financial statements BedRok Securities LLC (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants

Marlton, New Jersey
February 24, 2010

BEDROK SECURITIES LLC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-28666

YEAR ENDED DECEMBER 31, 2009

AND

INDEPENDENT AUDITORS' REPORT

BEDROK SECURITIES LLC

SECURITIES INVESTOR PROTECTION CORPORATION
FORM SIPC-7T

SEC FILE NO. 8-28666

NINE MONTHS ENDED DECEMBER 31, 2009

FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Managing Member of BedRok Securities LLC
747 Third Avenue, 22nd Floor
New York, NY 10017

In accordance with rule 17a-5(e) (4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the nine months ended December 31, 2009, which were agreed to by BedRok Securities LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority and SIPC, solely to assist you and the other specified parties in evaluating BedRok Securities LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). BedRok Securities LLC's management is responsible for BedRok Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the nine months ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the nine months ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

February 24, 2010

BEDROK SECURITIES LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION NINE MONTHS ENDED DECEMBER 31, 2009

Period Covered	Date Paid	Amount
General assessment reconciliation for the period April 1, 2009 to December 31, 2009		$ 145,435
Payment schedule:		
SIPC-4 assessment	01/08/09	150
SIPC-6	08/04/09	62,192
SIPC-7T	02/23/10	83,233
Overpayment		$ -